Exhibit 99.1

ADLAI NORTYE GROUP LTD.
77 Robinson Road
#20-01 Robinson 77
Singapore 068896

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 30, 2026 at 10 a.m., Singapore time

To the Shareholders of Adlai Nortye Group Ltd.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Adlai Nortye Group Ltd. (the “Company”) at the 2026 Extraordinary General Meeting of shareholders of the Company (the “EGM” or “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held on September 30, 2026, at 10 a.m., Singapore time, at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720, to consider and vote upon the following proposals:

1.      PROPOSAL 1 — AUTHORITY TO ISSUE SHARES AND WAIVER OF RIGHTS PROPOSAL

“RESOLVED, as an ordinary resolution that, (a) pursuant to Section 161 of the Companies Act 1967 and notwithstanding Regulation 64 of the Company’s Constitution, the Directors be and are hereby authorized to allot and issue up to 90,000,000 Class A Ordinary Shares of the Company to such persons on such terms and conditions and with such rights or restrictions as they may think fit to impose, and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company after this date is required by law to be held, whichever is the earlier; and (b) any and all pre-emption rights, rights of first refusal and such other rights (if any) conferred on the members of the Company by the Company’s Constitution or form of agreement, contract or arrangement, whether written or unwritten or otherwise and arising from or in respect of the new allotment and issuance of up to 90,000,000 Class A Ordinary Shares be and are hereby irrevocably and unconditionally waived.”

(“Proposal 1”)

2.      PROPOSAL 2 — RE-ELECTION OF DIRECTORS PROPOSAL

“RESOLVED, as an ordinary resolution that, the following Directors be and are hereby re-elected for a further three-year term commencing on October 3, 2026 and expiring on October 2, 2029:

(i)     Yang Lu

(ii)    Ping Ji

(iii)   Lars Erik Birgerson; and

(iv)   Shaorong Liu (Independent Director)

For the latest biographical information regarding the foregoing Directors and the Company’s management, please refer to the “Board of Directors and Management” section of the Company’s website at (https://ir.adlainortye.com/corporate-governance/board-of-directors). Such information is incorporated by reference into this Form 6-K solely for purposes of Proposal 2.”

(“Proposal 2”)

3.      PROPOSAL 3 — APPOINTMENT OF INDEPENDENT DIRECTOR PROPOSAL

“RESOLVED, as an ordinary resolution that, following the expiry of the current term of office of Ming Lun Alan Tse as an Independent Director of the Company on October 2, 2026, Wanjin Hong be and is hereby appointed as an Independent Director of the Company for a three-year term commencing on October 3, 2026 and expiring on October 2, 2029, subject to his written consent to act as such.

Professor Wanjin Hong currently serves as the Chief Business Development Officer of the Biomedical Research Council (BMRC) of the Agency for Science, Technology and Research (ASTAR) and Research Director of the Institute of Molecular and Cell Biology (IMCB), ASTAR. He also holds a tenured professorship at the National University of Singapore. Professor Hong joined IMCB in 1989 and served as its Acting Director from 2001 to 2004 and Executive Director from November 2011 to July 2023. Professor Hong received his Ph.D. from the State University of New York at Buffalo, where he also completed his postdoctoral training. His research has focused on membrane trafficking, Hippo signalling and cancer biology. Professor Hong has authored more than 300 publications and received more than 35,000 citations. He was awarded the President’s Science and Technology Medal in 2022, the National Science Award in 1999 and the Public Administration Medal (Silver) in 2014, and was elected a Fellow of the Singapore National Academy of Science in 2022.”

(“Proposal 3”)

4.      PROPOSAL 4 — FIXING DIRECTORS’ REMUNERATION PROPOSAL

“RESOLVED, as an ordinary resolution that, the following Directors’ remuneration for the period from October 3, 2026 to October 2, 2029 be and is hereby approved:

No.	Name of Director	Position	Remuneration (per annum)
1.	Yang Lu	Director	Nil
2.	Ping Ji	Director	US$50,000
3.	Lars Erik Birgerson	Director	US$50,000
4.	Shaorong Liu	Independent Director	RMB100,000
5.	Wanjin Hong	Independent Director	S$50,000

(“Proposal 4”)

5.      PROPOSAL 5 — FIXING AUDITORS’ REMUNERATION PROPOSAL

“RESOLVED, as an ordinary resolution that, the Directors of the Company be and are hereby authorized to determine and fix the remuneration of the auditors for the ensuing year and to take all actions necessary or expedient to give effect to this resolution.”

(“Proposal 5”)

6.      PROPOSAL 6 — FRACTIONAL SHARES PROPOSAL

“RESOLVED, as an ordinary resolution that, the Directors of the Company be and are hereby authorized to repurchase, redeem, cancel, sell, transfer or otherwise deal with any fractional Class A Ordinary Shares arising from the transfer, cancellation or surrender of American Depositary Shares (ADSs), upon such terms and conditions and in such manner as the Board of Directors may, subject to the Company’s Constitution and applicable agreements, in its absolute discretion, determine to be necessary, desirable or expedient; and that any Director of the Company be and is hereby authorized to do all acts and things and execute all documents necessary or expedient to give effect to this resolution.”

(“Proposal 6”)

7.      PROPOSAL 7 — THE ADJOURNMENT PROPOSAL

“RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting may be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. In no event will the Board adjourn the Extraordinary General Meeting beyond the date by which it may properly do so under the Company’s Constitution and the Singapore law.

If the Adjournment Proposal is not approved by the shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals.”

(“Proposal 7”)

THE BOARD RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Holders of record of the Company’s ordinary shares at the close of business on August 28, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to fifteen (15) votes per share. Holders of ADSs as of the Record Date will receive separate ADS voting materials from the Depositary and may submit voting instructions directly to the Depositary if the ADSs are held directly on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders before the prescribed deadline specified in the ADS voting materials.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares. The proxy statement and our annual report for the year ended December 31, 2025 are available on our website at https://www.adlainortye.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov.

By Order of the Board,
/s/ Yang Lu
Yang Lu
Chief Executive Officer and Chairman of the Board of Directors
August 26, 2026

ADLAI NORTYE GROUP LTD.

Notice to Shareholders
2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 30, 2026 at 10 a.m. (Singapore time)

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Meeting, which will take place on September 30, 2026, at 10 a.m., Singapore time, at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720.

Shareholders are being asked to consider and vote upon proposals to (a) authorize the Directors to allot and issue up to 90,000,000 Class A Ordinary Shares and Waiver of Rights of the Company, (b) approve the re-election of Yang Lu, Ping Ji, Lars Erik Birgerson and Shaorong Liu (Independent Director) as Directors for a further three-year term from October 3, 2026 to October 2, 2029, (c) approve the appointment of Wanjin Hong as Independent Director, (d) approve the Directors’ remuneration, (e) authorize the Directors to fix the remuneration of the auditors for the ensuing year, (f) authorize the Directors to repurchase, redeem, cancel, sell, transfer or otherwise deal with fractional Class A Ordinary Shares arising from the transfer, cancellation or surrender of American Depositary Shares (ADSs), and (g) adjourn the Extraordinary General Meeting to a later date or dates, if necessary.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Adlai Nortye Group Ltd. as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Holders of record of our Ordinary Shares as of August 28, 2026 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. Holders of ADSs as of the Record Date will receive separate ADS voting materials from the Depositary and may submit voting instructions directly to the Depositary if the ADSs are held directly on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders before the prescribed deadline specified in the ADS voting materials.

Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to fifteen (15) votes per share.

What is the proxy card?

The card enables you to appoint Yang Lu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, as your representative at this Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended that you complete and return your proxy card before the Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

Please note that holders of ADSs will receive separate voting instructions cards to instruct the Depositary directly if the ADSs are held directly on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders before the prescribed deadline specified in the ADS voting materials.

As to voting the deposited Class A ordinary shares represented by their ADSs and the proxy card attached to this notice does not apply to and cannot be submitted by ADS holders, the Depositary will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

How does the Board recommend that I vote?

Our Board recommends that shareholders vote “FOR” Proposal 1 to Proposal 7.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted.

ADS Holders

Holders of ADSs as of the Record Date will receive separate ADS voting materials from the Depositary and may submit voting instructions directly to the Depositary if the ADSs are held directly on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders before the prescribed deadline specified in the ADS voting materials. Because the Depositary, or its nominee, is the registered holder of the ordinary shares underlying the ADSs, holders of ADSs may not vote the underlying ordinary shares directly at the Meeting. Instead, ADS holders may instruct the Depositary how to vote the ordinary shares underlying their ADSs by following the procedures set forth in the ADS voting materials. If you hold ADSs through a bank, brokerage firm or other securities intermediary, you should follow the instructions provided by that institution for submitting your voting instructions.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct the voting of your shares in accordance with the instructions provided by your broker, bank or other nominee holder. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to fifteen (15) votes per share, on the applicable proposals. Holders of ADSs as of the Record Date will receive separate ADS voting materials from the Depositary and may submit voting instructions directly to the Depositary if the ADSs are held directly on the books and records of the Depositary or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders before the prescribed deadline specified in the ADS voting materials.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

•        as you instruct, and

•        according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•        According to the best judgment of Yang Lu, the Chief Executive Officer and Chairman of the Board of Directors of the Company, if a proposal comes up for a vote at the Meeting that is not on the proxy card.

For purposes of submitting proxies by mail, you may deliver your proxy card to the following address:

Building 6, 1008 Xiangwang Street,

Hangzhou City, Zhejiang Province, China

(2) You may submit your proxy by email. You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to legal@adlainortye.com. Your vote by email must be received by 6:00 p.m., Singapore time on September 24, 2026.

(3) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•        sending a written notice to the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

•        signing another proxy card with a later date and returning it to the Company before the polls close at this Meeting; or

•        attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

What do I need to do now?

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company at ir@adlainortye.com with any questions about proposals described in this proxy statement or how to execute your vote. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

THE EXTRAORDINARY GENERAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Adlai Nortye Group Ltd., as part of the solicitation of proxies by our Board for use at the Meeting to be held on September 30, 2026 at 10 a.m., Singapore time, and any adjournment or postponement thereof. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held on September 30, 2026 at 10 a.m., Singapore time at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720, or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.      PROPOSAL 1 — AUTHORITY TO ISSUE SHARES AND WAIVER OF RIGHTS PROPOSAL

“RESOLVED, as an ordinary resolution that, (a) pursuant to Section 161 of the Companies Act 1967 and notwithstanding Regulation 64 of the Company’s Constitution, the Directors be and are hereby authorized to allot and issue up to 90,000,000 Class A Ordinary Shares of the Company to such persons on such terms and conditions and with such rights or restrictions as they may think fit to impose, and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company after this date is required by law to be held, whichever is the earlier; and (b) any and all pre-emption rights, rights of first refusal and such other rights (if any) conferred on the members of the Company by the Company’s Constitution or form of agreement, contract or arrangement, whether written or unwritten or otherwise and arising from or in respect of the new allotment and issuance of up to 90,000,000 Class A Ordinary Shares be and are hereby irrevocably and unconditionally waived”

(“Proposal 1”)

2.      PROPOSAL 2 — RE-ELECTION OF DIRECTORS PROPOSAL

“RESOLVED, as an ordinary resolution that, the following Directors be and are hereby re-elected for a further three-year term commencing on October 3, 2026 and expiring on October 2, 2029:

(i)     Yang Lu

(ii)    Ping Ji

(iii)   Lars Erik Birgerson; and

(iv)   Shaorong Liu (Independent Director)

For the latest biographical information regarding the foregoing Directors and the Company’s management, please refer to the “Board of Directors and Management” section of the Company’s website at (https://ir.adlainortye.com/corporate-governance/board-of-directors). Such information is incorporated by reference into this Form 6-K solely for purposes of Proposal 2.”

(“Proposal 2”)

3.      PROPOSAL 3 — APPOINTMENT OF INDEPENDENT DIRECTOR PROPOSAL

“RESOLVED, as an ordinary resolution that, following the expiry of the current term of office of Ming Lun Alan Tse as an Independent Director of the Company on October 2, 2026, Wanjin Hong be and is hereby appointed as an Independent Director of the Company for a three-year term commencing on October 3, 2026 and expiring on October 2, 2029, subject to his written consent to act as such.

Professor Wanjin Hong currently serves as the Chief Business Development Officer of the Biomedical Research Council (BMRC) of the Agency for Science, Technology and Research (ASTAR) and Research Director of the Institute of Molecular and Cell Biology (IMCB), ASTAR. He also holds a tenured professorship at the National University of Singapore. Professor Hong joined IMCB in 1989 and served as its Acting Director from 2001 to 2004 and Executive Director from November 2011 to July 2023. Professor Hong received his Ph.D. from the State University of New York at Buffalo, where he also completed his postdoctoral training. His research has focused on membrane trafficking, Hippo signalling and cancer biology. Professor Hong has authored more than 300 publications and received more than 35,000 citations. He was awarded the President’s Science and Technology Medal in 2022, the National Science Award in 1999 and the Public Administration Medal (Silver) in 2014, and was elected a Fellow of the Singapore National Academy of Science in 2022.”

(“Proposal 3”)

4.      PROPOSAL 4 — FIXING DIRECTORS’ REMUNERATION PROPOSAL

“RESOLVED, as an ordinary resolution that, the following Directors’ remuneration for the period from October 3, 2026 to October 2, 2029 be and is hereby approved:

No.	Name of Director	Position	Remuneration (per annum)
1.	Yang Lu	Director	Nil
2.	Ping Ji	Director	US$50,000
3.	Lars Erik Birgerson	Director	US$50,000
4.	Shaorong Liu	Independent Director	RMB100,000
5.	Wanjin Hong	Independent Director	S$50,000

(“Proposal 4”)

5.      PROPOSAL 5 — FIXING AUDITORS’ REMUNERATION PROPOSAL

“RESOLVED, as an ordinary resolution that, the Directors of the Company be and are hereby authorized to determine and fix the remuneration of the auditors for the ensuing year and to take all actions necessary or expedient to give effect to this resolution.”

(“Proposal 5”)

6.      PROPOSAL 6 — FRACTIONAL SHARES PROPOSAL

“RESOLVED, as an ordinary resolution that, the Directors of the Company be and are hereby authorized to repurchase, redeem, cancel, sell, transfer or otherwise deal with any fractional Class A Ordinary Shares arising from the transfer, cancellation or surrender of American Depositary Shares (ADSs), upon such terms and conditions and in such manner as the Board of Directors may, subject to the Company’s Constitution and applicable agreements, in its absolute discretion, determine to be necessary, desirable or expedient; and that any Director of the Company be and is hereby authorized to do all acts and things and execute all documents necessary or expedient to give effect to this resolution.”

(“Proposal 6”)

7.      PROPOSAL 7 — THE ADJOURNMENT PROPOSAL

“RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting may be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. In no event will the Board adjourn the Extraordinary General Meeting beyond the date by which it may properly do so under the Company’s Constitution and the Singapore law.

If the Adjournment Proposal is not approved by the shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals.”

(“Proposal 7”)

Record Date and Voting Power

Our Board fixed the close of business on August 28, 2026, as the record date for the determination of the outstanding shares of Ordinary Shares entitled to notice of, and to vote on, the matters presented at this Meeting. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to fifteen (15) votes per share.

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if one or more shareholders holding shares which carry in aggregate, or representing by proxy, not less than one-third of all votes attaching to all shares in issue and entitled to vote at the meeting are present at the meeting. Abstentions and broker non-votes (i.e. shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Meeting.

Each of Proposal 1 to Proposal 7 requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending a written notice of revocation or a subsequent proxy relating to the same shares to the Company for delivery to the following address: Building 6, 1008 Xiangwang Street, Hangzhou City, Zhejiang Province, China, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding shares of Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of Singapore law or our Constitution, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact the Company at ir@adlainortye.com with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at 77 Robinson Road, #20-01, Robinson 77, Singapore 068896.

PROPOSAL 1 — AUTHORITY TO ISSUE SHARES AND WAIVER OF RIGHTS PROPOSAL

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution, to approve that:

(a) Pursuant to Section 161 of the Companies Act 1967 and notwithstanding Regulation 64 of the Company’s Constitution, the Directors be and are hereby authorized to allot and issue up to 90,000,000 Class A Ordinary Shares of the Company to such persons on such terms and conditions and with such rights or restrictions as they may think fit to impose, and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company after this date is required by law to be held, whichever is the earlier; and (b) any and all pre-emption rights, rights of first refusal and such other rights (if any) conferred on the members of the Company by the Company’s Constitution or form of agreement, contract or arrangement, whether written or unwritten or otherwise and arising from or in respect of the new allotment and issuance of up to 90,000,000 Class A Ordinary Shares be and are hereby irrevocably and unconditionally waived.

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 1.

PROPOSAL 2 — RE-ELECTION OF DIRECTORS PROPOSAL

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution, to approve the following Directors be and are hereby re-elected for a further three-year term commencing on October 3, 2026 and expiring on October 2, 2029:

(i)     Yang Lu

(ii)    Ping Ji

(iii)   Lars Erik Birgerson; and

(iv)   Shaorong Liu (Independent Director)

For the latest biographical information regarding the foregoing Directors and the Company’s management, please refer to the “Board of Directors and Management” section of the Company’s website at (https://ir.adlainortye.com/corporate-governance/board-of-directors). Such information is incorporated by reference into this Form 6-K solely for purposes of Proposal 2.

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 2.

PROPOSAL 3 — APPOINTMENT OF INDEPENDENT DIRECTOR PROPOSAL

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution that, following the expiry of the current term of office of Ming Lun Alan Tse as an Independent Director of the Company on October 2, 2026, Wanjin Hong be and is hereby appointed as an Independent Director of the Company for a three-year term commencing on October 3, 2026 and expiring on October 2, 2029, subject to his written consent to act as such.

Professor Wanjin Hong currently serves as the Chief Business Development Officer of the Biomedical Research Council (BMRC) of the Agency for Science, Technology and Research (ASTAR) and Research Director of the Institute of Molecular and Cell Biology (IMCB), ASTAR. He also holds a tenured professorship at the National University of Singapore. Professor Hong joined IMCB in 1989 and served as its Acting Director from 2001 to 2004 and Executive Director from November 2011 to July 2023. Professor Hong received his Ph.D. from the State University of New York at Buffalo, where he also completed his postdoctoral training. His research has focused on membrane trafficking, Hippo signalling and cancer biology. Professor Hong has authored more than 300 publications and received more than 35,000 citations. He was awarded the President’s Science and Technology Medal in 2022, the National Science Award in 1999 and the Public Administration Medal (Silver) in 2014, and was elected a Fellow of the Singapore National Academy of Science in 2022.

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 3.

PROPOSAL 4 — FIXING DIRECTORS’ REMUNERATION PROPOSAL

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution, that the following Directors’ remuneration for the period from October 3, 2026 to October 2, 2029 be and is hereby approved:

No.	Name of Director	Position	Remuneration (per annum)
1.	Yang Lu	Director	Nil
2.	Ping Ji	Director	US$50,000
3.	Lars Erik Birgerson	Director	US$50,000
4.	Shaorong Liu	Independent Director	RMB100,000
5.	Wanjin Hong	Independent Director	S$50,000

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 4.

PROPOSAL 5 — FIXING AUDITORS’ REMUNERATION PROPOSAL

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution that, the Directors of the Company be and are hereby authorized to determine and fix the remuneration of the auditors for the ensuing year and to take all actions necessary or expedient to give effect to this resolution.

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 5.

PROPOSAL 6 — FRACTIONAL SHARES PROPOSAL

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution that:

The Directors of the Company be and are hereby authorized to repurchase, redeem, cancel, sell, transfer or otherwise deal with any fractional Class A Ordinary Shares arising from the transfer, cancellation or surrender of American Depositary Shares (ADSs), upon such terms and conditions and in such manner as the Board of Directors may, subject to the Company’s Constitution and applicable agreements, in its absolute discretion, determine to be necessary, desirable or expedient; and that any Director of the Company be and is hereby authorized to do all acts and things and execute all documents necessary or expedient to give effect to this resolution.

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 6.

PROPOSAL 7 — THE Adjournment Proposal

Overview

The following resolution has been requested to be considered and approved:

As an ordinary resolution, that the Extraordinary General Meeting may be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more of the proposals presented at the Extraordinary General Meeting. In no event will the Board adjourn the Extraordinary General Meeting beyond the date by which it may properly do so under the Company’s Constitution and the Singapore law.

If the Adjournment Proposal is not approved by the shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals.

Vote Required for Approval

This proposal must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by the holders present, in person or by proxy, and entitled to vote at the Meeting.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 7.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.